September 4, 2013

VIA EDGAR

Mark S. Webb, Esq.

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	United Community Financial Corp. (“United Community”)

Registration Statement on Form S-3

Filed July 19, 2013

File No. 333-190043

Dear Mr. Webb:

The following information is provided in response to your comment letter dated July 23, 2013, pertaining to the Registration Statement on Form S-3 filed by United Community on July 19, 2013. The responses below correspond to your comments.

Selling Shareholders, page 7

1. Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Based upon representations received from each selling shareholder, we understand that no selling shareholder is a broker-dealer. Certain selling shareholders may be deemed to be an affiliate, as defined by Rule 405, of a broker-dealer, including John Hancock Financial Opportunities Fund, John Hancock Financial Industries Fund, John Hancock Regional Bank Fund and Wedbush Opportunity Partners, LP. None of the shares to be registered on this Form S-3 were acquired as compensation for professional services of a broker-dealer. All shares were acquired by all selling shareholders as investments.

2. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

No broker-dealer acquired shares to be registered on this Form S-3.

3. If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•	purchased the securities in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

The selling shareholders who may be deemed to be affiliates of broker-dealers have purchased the shares in the ordinary course of business, and at the time of the purchase, such selling shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the shares. This disclosure has been added to pages 7-8 of the Form S-3 in the paragraphs preceding the selling shareholder table and in footnotes to the relevant selling shareholder in the table.

4. Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

No amendment is required. Each selling shareholder who may be deemed to be an affiliate of a broker-dealer has represented in writing that such selling shareholder purchased the shares in the ordinary course of business, and at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

5. With respect to each selling shareholder that is not a natural person, please revise to identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities.

The selling shareholder table on pages 7-8 of the Form S-3 has been amended to include footnotes for each selling shareholder that is not a natural person to identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the respective shares.

By this letter, United Community acknowledges that: (1) it is responsible for the accuracy and adequacy of the disclosures in the filing; (2) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve United Community from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) United Community may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please do not hesitate to contact me at the address below or by telephone at (330) 742-0572.

Sincerely,

/s/ Jude J. Nohra

Jude J. Nohra

Copy: Patrick W. Bevack, President and Chief Executive Officer